UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 3, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Bison Capital Acquisition Corp.

File No. 333-229127 - CF#37190

Bison Capital Acquisition Corp. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on January 4, 2019, as amended.

Based on representations by Bison Capital Acquisition Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.14	through February 12, 2029
Exhibit 10.15	through February 12, 2029
Exhibit 10.16	through February 12, 2029
Exhibit 99.4	through June 30, 2028

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Acting Secretary